6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

April 9, 2013

Re:          Corporate Office Properties Trust

Form 10-K

Filed February 12, 2013

File No. 001-14023

Dear Mr. Gordon:

Corporate Office Properties Trust (“COPT” or the “Company”) is writing in response to the letter dated March 18, 2013, received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding COPT’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K” or the “filing”).  The Company’s responses to the Staff’s comments appearing in the letter are set forth below.  For reference, the Staff’s comments, set forth in bold font, precede the Company’s responses.

ITEM 7.            MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 26

Impairment Losses, page 38

1.              Please explain your basis in GAAP for recording recoveries of impairment losses on certain non-operating properties.

COPT Response:

In accordance with Accounting Standards Codification (“ASC”) 360-10-35-40, in the case of properties classified as held for sale for which we previously recognized impairment losses while such properties were held for sale, we recognize gain for any subsequent increases in fair value, less costs to sell, but not in excess of the cumulative impairment losses previously recognized during the period that such properties were held for sale.  The recoveries of impairment losses reported on page 38 of our 2012 Form 10-K include a subsequent increase in fair value, less costs to sell, pertaining to a property for which we previously recognized impairment losses while the property was held for sale. The property was sold in 2012 and the recovery recognized did not exceed the cumulative losses previously recognized on the property while it was held for sale.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-5

2.              Please tell us whether discontinued operations have been presented net of tax, and if so, please indicate on the face of the consolidated statements of operations.

COPT Response:

As a real estate investment trust (“REIT”), we generally do not incur income tax.  The income tax that we do incur pertains to the activities of our taxable REIT subsidiary (“TRS”), which generally does not hold operating real estate properties.  The operating assets recognized in our discontinued operations are recorded in our REIT and not recorded in our TRS.  Therefore, we did not incur income tax in connection with our discontinued operations and, accordingly, the amounts reported on our Consolidated Statements of Operations for discontinued operations do not include income tax.  In the event that we incur income tax on discontinued operations in the future, we will report such discontinued operations net of income tax and indicate it as such on our Consolidated Statements of Operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-10

Revisions, page F-11

3.              We note that you plan to revise amounts pertaining to each of the 2012 calendar quarters in future quarterly filings on Form 10-Q.  Please provide us with your materiality analysis of these revisions and tell us why you believe that it is appropriate to file the restated financial statements in future periodic reports rather than amending previously filed Form 10-Qs.  In addition, please confirm to us that any financial statements that have been restated will be labeled as such in future filings.

COPT Response:

Materiality Considerations

In assessing the materiality of the revisions, we considered the following:

•                  Surrounding circumstances/total mix of information.

•                  Numerical and percentage size of the item (quantitative considerations).

•                  Factual context in which the user would view the item (qualitative considerations).

•                  Whether the knowledge of the item, given the above, would have resulted in a change in the judgment of a reasonable person relying on our financial statements.

Background Information

COPT is an office REIT that focuses primarily on serving the requirements of U.S. Government agencies and defense contractors.

We believe that investors in the common shares of equity REITs value such shares using Net Asset Value (“NAV”).  Analysts following REITs generally estimate NAV by:

•                  Valuing operating property portfolios by applying capitalization rates to projected Net Operating Income (“NOI”) less capital expenditures on existing properties;

•                  Estimating the values of other tangible assets; and

•                  Deducting claims against the Company’s assets (liabilities, preferred shares, and noncontrolling interests).

We note that this estimated NAV includes estimated fair values of a REIT’s properties, effectively considering changes in the value of such assets before impairment charges are reflected in the GAAP financial statements or gains on sale are realized.

We believe that investors in equity REITs use, in addition to GAAP measures, Funds from Operations (“FFO”) to assess the financial performance of REITs.  FFO is a supplemental performance measure adopted by the National Association of Real Estate Investment Trusts (“NAREIT”) and is defined as GAAP net income excluding real estate depreciation and amortization and gains or losses on depreciated real estate.  Our recent examination of First Call revealed that of the 15 analysts whose estimates are included, all include estimates of a measure referred to as FFO while only 3 included estimates of any GAAP income measures. We have traditionally provided guidance for projected FFO per share, as defined by NAREIT, and reconciled it to projected earnings per share.

In the second quarter of 2011, in conjunction with the announcement of a plan to dispose of properties that are no longer aligned with our strategy (the “Strategic Reallocation Plan” or “SRP”), we began to supplement our financial reporting with a measure we refer to as FFO, as adjusted for comparability (“FFOAC”). FFOAC is FFO per NAREIT excluding the effects of (a) gains and impairment losses, net of tax, on non-operating properties, (b) gains and losses on the early extinguishment of debt, (c) gains and losses on interest rate derivatives, (d) operating property acquisition costs and (e) write-offs of original issuance costs associated with redeemed preferred shares.  Anticipating that we would likely incur impairment losses on, or recognize gains on the sales of, non-operating properties as a result of our SRP (both of which would be included in the NAREIT definition of FFO), we also began to issue guidance on FFOAC.   We believe that FFOAC is relevant to investors because it reflects trends in ongoing FFO, the REIT standard operating performance measure, unaffected by gains or impairment losses on real estate, net of tax, and cash gains and losses not expected to recur after the execution of our SRP.  A further examination of the estimates of FFO in First Call indicates that these estimates are actually estimates of FFOAC and are consistent with our guidance for that measure.

We believe that investors in preferred stock of equity REITs focus primarily on the cash generating ability of the REIT to cover its preferred dividends; this is determined generally by using cash flows from operations and FFOAC reduced for recurring capital improvements. We believe that investors in the unsecured debt instruments of REITs, lenders, rating agencies, potential tenants and vendors focus primarily on Adjusted EBITDA, interest and fixed charge coverage ratios (computed on both NOI and Adjusted EBITDA) and leverage ratios such as debt to undepreciated book value.  Adjusted EBITDA is EBITDA excluding the same items that are excluded from FFOAC.

The revisions disclosed on page F-11 of our 2012 Form 10-K pertained to the following errors:

During the second quarter of 2012, after the filing of financial statements for the first quarter of 2012, we discovered an error in our deferred tax asset account. In the fourth quarter of 2011, we recorded a deferred tax asset relating to the temporary difference resulting from the $11 million impairment loss on a non-operating asset placed in our SRP and held in our Taxable REIT Subsidiary (“TRS”). The initial valuation of this deferred tax asset failed to consider that the sale of the asset in the first quarter of 2012 would trigger taxable income from the forgiveness of related inter-company debt at the TRS, which should have reduced the value of the deferred tax asset recorded at December 31, 2011. This error resulted in the overstatement of deferred tax assets and overstatement of income tax benefit (understatement of net loss) as of, and for the year and quarter ended, December 31, 2011, of $4 million.  The adjustment to reflect the tax impact of the forgiveness of intercompany debt upon the sale of the asset in the first quarter of 2012 corrected the balance in the deferred tax asset account and resulted in an understatement of income tax benefit and net income for the first quarter of 2012 of $4 million.  When we filed the 2011 Form 10-K and the first quarter 2012 Form 10-Q, we believed the income taxes associated with our TRS were recorded in the proper periods.

During the first quarter of 2012, we identified and corrected an unrelated offsetting error of $0.7 million relating to the overaccrual of incentive compensation, which should have been recorded in the fourth quarter of 2011.

Upon discovery of the deferred tax error in the second quarter of 2012, we evaluated the impact of this error and the offsetting error of $0.7 million (defined herein as the “Fourth Quarter 2011 Errors”) pursuant to Staff Accounting Bulletin 99 and ASC 250 to determine whether prior periods (full year and fourth quarter 2011) were materially misstated and, if not, whether correction of the errors in the Form 10-Q for the first quarter of 2012 as out-of-period adjustments would be material to our 2012 full year projected results or our trend of earnings.  The net effect of these 2011 errors initially recorded as an out-of-period adjustment in the first quarter of 2012 was $3.3 million ($3.1 million of which was attributable to COPT after allocation to noncontrolling interests in the operating partnership), resulting in a net understatement of net income in 2012.

Based on the quantitative and qualitative considerations noted below, we concluded that these errors, individually and in the aggregate, were not material to prior period financial statements or the projected annual results for 2012 or the trend of earnings.  We applied the guidance in ASC 250-10-45-27, which permits recording out-of-period adjustments for errors that were not material with respect to the period in which they originated and are not material to the estimated earnings for the full fiscal year or to the trend of earnings.  However, we did conclude that these out-of-period adjustments were not disclosed as such in our first quarter 2012 Form 10-Q because as noted above, we were not aware of the out-of-period adjustment because we believed that they were recorded in the correct period at the time the initial first quarter 2012 Form 10-Q was filed.  Once we became aware that there was an out-of-period adjustment, we amended our first quarter 2012 Form 10-Q to include disclosure of the out-of-period adjustment on June 19, 2012.  We continued to disclose the Fourth Quarter 2011 Errors and the resulting out-of period adjustments in Forms 10-Q for the periods ended June 30, 2012 and September 30, 2012.

Quantitative Assessment-Fourth Quarter 2011 Errors

As a starting point, we generally assess materiality using quantitative benchmarks including 5% of net income (loss) and FFO per NAREIT and 3% of FFOAC, NOI, Adjusted EBITDA and Total Assets.  Although net income based reporting measures are important to assessing materiality, we have a long standing view of also considering other GAAP and non-GAAP metrics in evaluating results of operations.  Based on feedback from investors and analysts, we believe most users of equity REIT financial statements are also concerned with the cash flow generating ability of the REIT.  Based on discussions with analysts and investors, we believe that they focus on measures such as NOI, Adjusted EBITDA, cash flows from operating activities and FFOAC that exclude significant non-recurring and non-cash items.  We believe that a thorough assessment of materiality requires management to view the Company’s financial statements through the eyes of analysts, investors, lenders and other users.

First, we considered the impact of the errors on the year and fourth quarter ended December 31, 2011. As demonstrated by the tables below, the impact of the errors on each of the key metrics,

both GAAP and non-GAAP, was less than our quantitative threshold, with the exception of NAREIT FFO in the fourth quarter of 2011. As noted previously, after investigation of the “FFO estimates” of analysts provided on First Call, it is our understanding that the analysts actually prepare estimates of FFOAC.  The Company believes that analysts place a higher level of importance on the FFOAC metric than on NAREIT FFO, given the lack of comparability of our NAREIT FFO due to the SRP. Furthermore, we considered the fact that the impact of the error to annual FFO per NAREIT was less than our quantitative benchmark of 5%.

	Reported	Corrected	(Over)/Under	Error % of
(in thousands)	YE 2011	YE 2011	Stated	Reported
Results of Operations
Net (loss) income	(124,318)	(127,576)	(3,258)	2.62%
Net (loss) income attributable to COPT	(117,675)	(120,757)	(3,082)	2.62%
Cash flow from operations	152,143	152,143	—	0.00%
NOI from real estate operations	299,816	299,816	—	0.00%
FFO per NAREIT	76,006	72,748	(3,258)	-4.29%
FFO as adjusted for comparability	179,755	180,466	711	0.40%
Adjusted EBITDA	286,724	287,435	711	0.25%
Balance Sheet
Total assets	3,867,524	3,863,555	(3,969)	-0.10%

	Reported	Corrected	(Over)/Under	Error % of
(in thousands)	Q4 2011	Q4 2011	Stated	Reported
Results of Operations
Net (loss) income	(87,215)	(91,102)	(3,887)	4.46%
Net (loss) income attributable to COPT	(82,227)	(85,900)	(3,673)	4.47%
Cash flow from operations	47,277	47,277	—	0.0%
NOI from real estate operations	76,511	76,511	—	0.0%
FFO per NAREIT	(17,924)	(21,811)	(3,887)	21.69%
FFO as adjusted for comparability	46,935	47,646	711	1.51%
Adjusted EBITDA	75,173	75,884	711	0.95%

For purposes of evaluating the materiality of correcting the errors in the year ending December 31, 2012, during the second quarter, when the Fourth Quarter 2011 Errors were identified, we estimated key metrics for the full year 2012 based on our actual results for the first quarter of the year and our expectations for the remainder of 2012.  As demonstrated in the table below, while the impact of correcting the errors in the first quarter of 2012 was a large percentage of net loss and net loss attributable to COPT for the quarter, the correction of the errors did not exceed our benchmark thresholds when compared to the estimated results for the 2012 fiscal year.

(in thousands)	Reported 1Q 2012	Corrected 1Q 2012	(Over)/Under Stated	Error % of Reported	Estimated YE 2012	Error % of Estimated
Results of Operations
Net (loss) income	6,977	10,235	3,258	46.70%	65,370	4.98%
Net (loss) income attributable to COPT	6,677	9,756	3,079	46.11%	N/A	*
Cash flow from operations	43,787	43,787	—	0.00%	N/A	*
NOI from real estate operations	76,917	76,917	—	0.00%	301,500	0.00%
FFO per NAREIT	45,873	49,131	3,258	7.10%	186,800	1.74%
FFO as adjusted for comparability	45,269	44,558	(711)	-1.57%	182,200	-0.39%
Adjusted EBITDA	75,117	74,406	(711)	-0.95%	278,500	-0.26%
Balance Sheet
Total assets	3,797,368	3,797,368	—	0.00%	N/A	*

We also considered that the effects did not conceal any trends associated with net income (loss) or the non-GAAP measures relied on by users of our financial statements. As a result of implementing the SRP in 2011, our GAAP earnings were (and continue to be) volatile quarter over quarter, resulting in no predictable trend in earnings. Similarly, because FFO per NAREIT includes impairments and gains on sale of property that is not depreciable and many of the assets included in the SRP fit this description, our FFO per NAREIT was (and continues to be) volatile quarter over quarter. As noted previously, we adopted the FFOAC metric in 2011 in anticipation of these fluctuations, to assist the investor community in understanding our results of operations without the effects of the SRP on the value of undepreciated property. The Fourth Quarter 2011 Errors had a de minimis impact on FFOAC.

In addition to the above quantitative analysis, we considered the qualitative factors specifically outlined in SAB 99 when evaluating the impact of these errors on the year and quarter ended December 31, 2011. For the detailed discussion of this analysis, see “Qualitative Considerations - Overall” starting on page 10 of this letter.  As a result of this analysis, we believed and continue to believe that the impact of the Fourth Quarter 2011 Errors was not material to  the financial statements taken as a whole or to the other metrics relied upon by users of our financial statements to value the Company and to assess its financial performance. We believe that there is no substantial likelihood that a reasonable person would view the errors as having significantly altered the total mix of available information.    Accordingly, in the second quarter, when the deferred tax asset error was identified, we performed a SAB 99 analysis and concluded that the Fourth Quarter 2011 Errors were not material to any prior period financial statements or projected 2012 results.  However, because the correction of the Fourth Quarter 2011 Errors was not disclosed in our first quarter 2012 10-Q, we amended our first quarter 2012 10-Q to include the disclosures of the out-of-period adjustments.  Management discussed its analyses and conclusion to amend the 10-Q with the Audit Committee of its Board and the Audit Committee agreed with management’s conclusions.

In the second quarter of 2012, no additional errors were identified and we continued to believe that the out-of-period adjustments recorded in the first quarter of 2012 would not be material to projected full year 2012 results.

In the third quarter of 2012, we identified additional properties we would likely dispose of and recorded impairment losses of approximately $56 million that resulted from shortening our expected holding periods for these properties.  We also sold properties in the SRP and recorded gains on these sales of approximately $17 million.  The net impact of these items reduced our projected GAAP net income for 2012, but did not significantly alter our fiscal year 2012 expectations with respect to our other key performance metrics (discussed in the materiality analysis above).  We continued to believe, at that time, that the out-of-period adjustments of the Fourth Quarter 2011 Errors would not be material to our projected results for 2012, or to the trend of earnings, and, accordingly, could continue to be recorded as out-of-period adjustments in 2012.  This decision was based upon 1) the insignificance of the error to our key performance measures (FFOAC, NOI, and adjusted EBITDA), 2) the immateriality of the error to our projected GAAP net income excluding the impairment charges and gains on asset sales of approximately $66 million and 3) the quantitative and qualitative insignificance of the error relative to the size of the Company, its total assets and equity.  The Company continued to believe no prior period financial statements were materially misstated.

Error Identified in the Fourth Quarter 2012:

During the preparation of the fourth quarter of 2012 financial statements, we identified an additional error, which related to the accounting for a consolidated joint venture. We had failed to properly allocate losses to the noncontrolling interest holder in the joint venture associated with decreases in such holder’s contractual claim on the book value of the joint venture’s assets under a hypothetical liquidation at book value (“HLBV”) model.  The real estate owned by the joint venture was under development and the joint venture had no results from operations; however, the terms of the joint venture agreement provide for preferential returns to us, effectively reducing the other partner’s equity.   This error impacted only the net income attributable to COPT line item in interim periods during 2011 and 2012. The impact of the error was an understatement of net income attributable to COPT of $0.6 million in each of the first three quarters of 2012 and $1.4 million in the year ended December 31, 2011, which was 5% or less of net income attributable to COPT in each of the 2011 and 2012 quarters reported. This allocation error resulted in a total cumulative error of $3.2 million that would need to be corrected in the fourth quarter of 2012 if not corrected retrospectively.  There were no impacts on net income (loss) or any other performance metric.

In addition to not allocating losses properly to the non-controlling interest holder, we also misclassified the noncontrolling interest on the balance sheet as permanent equity. Because the noncontrolling interest holder has the right to require us to acquire its interest at fair value beginning in March 2020, the noncontrolling interest in the real estate joint venture should have been classified as temporary equity in the mezzanine section of the balance sheet in accordance with ASC 480-10-S99-3A. As a result of this misclassification, we also did not adjust the value of the noncontrolling interest to fair value at each reporting period through shareholders’ equity.  To correct this error, we determined to retroactively recognize fair value adjustments that should have been recognized as an increase to non-controlling interest and a direct reduction of additional paid-in capital of $4.1 million in the third quarter of 2012, $3.1 million in second quarter of 2012, $2.2 million in the first quarter of 2012 and $1.3 million in the year ended December 31, 2011.  These fair value adjustments are made after the reduction of the non-controlling interest balance for the HLBV reallocations on an accumulated basis for each period as noted above.

After identifying this additional error, we updated our materiality analysis and continued to conclude that the prior year annual and interim financial statements were not materially misstated by these errors. As noted above, the impact of the error related to loss allocation to the non-controlling interest holder resulted in a less than 5% impact to each of the 2011 quarters. The impact of the non-controlling interest error and the Fourth Quarter 2011 Errors to the key metrics for the year ended December 31, 2011 is summarized in the table below. None of the key metrics for the year ended December 31, 2011 was impacted in an amount greater than our quantitative benchmark for that metric.

(in thousands)	Reported YE 2011	Corrected YE 2011	(Over)/Under Stated	Error % of Reported
Results of Operations
Net (loss) income	(124,318)	(127,576)	(3,258)	2.62%
Net (loss) income attributable to COPT	(117,675)	(119,428)	(1,753)	1.49%
Cash flow from operations	152,143	152,143	—	0.00%
NOI from real estate operations	302,818	302,818	—	0.00%
FFO per NAREIT	76,006	72,748	(3,258)	-4.29%
FFO as adjusted for comparability	177,038	177,749	711	0.40%
Adjusted EBITDA	281,219	281,930	711	0.25%
Balance Sheet (as of period end)
Total assets	3,867,524	3,863,555	(3,969)	-0.10%
Redeemable noncontrolling interest	—	8,908	8,908	100.00%
Additional paid-in capital	1,452,393	1,451,078	(1,315)	-0.09%
Noncontrolling interests in subsidiaries	82,640	73,542	(9,098)	-11.01%

After considering the results of the quantitative analysis above and the qualitative analysis we performed following the guidance found in SAB 99, we concluded that the 2011 financial statements were not materially misstated and as such do not require restatement to correct the errors identified in 2012.

We also considered that the effects of the errors on the quarterly and year to date net income (loss) and net income (loss) attributable to COPT as reported in each of the Forms 10-Q for March 31, 2012, June 30, 2012 and September 30, 2012 to determine whether any of the interim financial statements for the periods in 2012 were materially misstated as a result of the error related to the allocation of losses to non-controlling interests that was not properly recorded in these quarters. In addition, we considered the impact that correcting the error related to the allocation of losses to non-controlling interests would have on the fourth quarter of 2012. The quantitative impact on our key metrics is summarized in the tables below. The impact to the key metrics is not significantly different in each interim year to date period than the impact of the Fourth Quarter 2011 Errors.  We considered that the impact of the non-controlling interest allocation error in the second quarter of 2012 was slightly greater than our quantitative benchmark for net income attributable to COPT; this was the only performance metric impacted.  We acknowledged that the effects of correcting the errors on net income (loss) and net income (loss) attributable to COPT in the three months ended March 31, 2012, the six months ended June 30, 2012 and the nine months ended September 30, 2012 were significant. We determined, however, that all of the effect on net income (loss) in each period was due to the Fourth Quarter 2011 Errors disclosed as an out-of-period  adjustment in our Form 10-Q/A for the first quarter and in each subsequent Form 10-Q.  As noted above, we concluded that the Fourth Quarter 2011 Errors may be recorded as an out-of-period adjustment in the first quarter of 2012 in accordance with ASC 250-10-45-27.

(in thousands)	Reported 1Q 2012	(Over)/Under Stated	Error % of Reported
Results of Operations
Net income	6,977	3,258	46.7%
Net income attributable to COPT	6,677	3,618	54.2%
Cash flow from operations	43,787	—	0.0%
NOI from real estate operations	76,917	—	0.0%
FFO per NAREIT	45,873	3,258	7.1%
FFO as adjusted for comparability	45,269	(711)	-1.6%
Adjusted EBITDA	70,979	(711)	-1.0%
Balance Sheet (as of period end)
Total assets	3,797,368	—	0.0%
Redeemable noncontrolling interest	—	9,237	100.0%
Additional paid-in capital	1,454,199	(2,218)	-0.2%
Noncontrolling interests in subsidiaries	81,201	(8,884)	-10.9%

(in thousands)	Reported 2Q 2012	(Over)/Under Stated	Error % of Reported	Reported YTD 2Q 2012	(Over)/Under Stated	Error % of Reported
Results of Operations
Net income	11,861	—	0.0%	18,838	3,258	17.3%
Net income attributable to COPT	10,754	551	5.1%	17,431	4,169	23.9%
Cash flow from operations	68,107	—	0.0%	111,894	—	0.0%
NOI from real estate operations	78,809	—	0.0%	155,726	—	0.0%
FFO per NAREIT	46,115	—	0.0%	91,988	3,258	3.5%
FFO as adjusted for comparability	46,260	—	0.0%	91,529	(711)	-0.8%
Adjusted EBITDA	71,755	—	0.0%	142,734	(711)	-0.5%
Balance Sheet (as of period end)
Total assets	3,715,075	—	0.0%
Redeemable noncontrolling interest	—	9,578	100.0%
Additional paid-in capital	1,450,923	(3,142)	-0.2%
Noncontrolling interests in subsidiaries	79,267	(8,852)	-11.2%

(in thousands)	Reported 3Q 2012	(Over)/Under Stated	Error % of Reported	Reported YTD 3Q 2012	(Over)/Under Stated	Error % of Reported
Results of Operations
Net (loss) income	(20,765)	—	0.0%	(1,927)	3,258	-169.1%
Net income excluding impairment losses and gains on sales, net of tax	18,151	—	0.0%	46,516	(711)	-1.5%
Net (loss) income attributable to COPT	(19,772)	610	-3.1%	(2,341)	4,779	-204.1%
Cash flow from operations	27,782	—	0.0%	139,676	—	0.0%
NOI from real estate operations	76,248	—	0.0%	231,974	—	0.0%
FFO per NAREIT	48,888	—	0.0%	140,876	3,258	2.3%
FFO as adjusted for comparability	49,967	—	0.0%	141,496	(711)	-0.5%
Adjusted EBITDA	71,901	—	0.0%	214,635	(711)	-0.3%
Balance Sheet (as of period end)
Total assets	3,597,656	—	0.0%
Redeemable noncontrolling interest	—	9,932	100.0%
Additional paid-in capital	1,455,558	(4,142)	-0.3%
Noncontrolling interests in subsidiaries	76,455	(8,816)	-11.5%

	4Q 2012 Correcting	(Over)/Under	Error % of	YE 2012 Correcting	(Over)/Under	Error % of
(in thousands)	All Errors	Stated	Reported	All Errors	Stated	Reported
Results of Operations
Net income	19,010	—	0.0%	17,083	3,258	19.1%
Net income excluding impairment losses and gains on sales, net of tax	19,249	—	0.0%	66,963	(711)	-1.1%
Net income attributable to COPT	21,565	(3,026)	-14.0%	19,224	1,753	9.1%
Cash flow from operations	52,162	—	0.0%	191,838	—	0.0%
NOI from real estate operations	76,122	—	0.0%	312,365	—	0.0%
FFO per NAREIT	47,825	—	0.0%	188,701	3,258	1.7%
FFO as adjusted for comparability	49,724	—	0.0%	191,220	(711)	-0.4%
Adjusted EBITDA	70,178	—	0.0%	284,445	(711)	-0.2%
Balance Sheet (as of period end)
Total assets	3,653,759	—	0.0%
Redeemable noncontrolling interest	10,298	—	0.0%
Additional paid-in capital	1,653,672	—	0.0%
Noncontrolling interests in subsidiaries	71,075	—	0.0%

We also considered the effect that the misclassification of the noncontrolling interest pertaining to the unconsolidated real estate joint venture as permanent rather than mezzanine equity would have on an investor’s assessment of our liquidity and financial position.  We have concluded that it was not material because the holder of the noncontrolling interest in the real estate joint venture may not require us to acquire its interest in the joint venture until March 2020. Because we could not be obligated to acquire this interest in the near term, we believe it would not lead a reasonable investor to draw a different conclusion with respect to our liquidity and financial position at December 31, 2011 or any interim reporting period in 2012.  Accordingly, we believe that the errors did not have a material effect on any metric used by existing or potential investors in any securities issued by or to be issued by us.  We believe there is no substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the total mix of information, particularly when one takes into consideration the context in which the information was used by actual or potential investors.

Qualitative Considerations-Overall

In addition to the quantitative analyses discussed above, we also evaluated a number of indicators of materiality from a qualitative perspective.  The overriding principle is that a matter is material if there is substantial likelihood that a reasonable person would consider it important in the context of the surrounding circumstances, including the factual context in which the user of the Company’s financial statements would view the item.  In completing this evaluation, we considered the following:

•                  Whether the items containing the errors are capable of precise measurement or an estimate:

•                  The deferred tax asset error was not capable of a precise measurement, but we were capable of recording an estimate.  However, we do not believe that a reasonable person would consider this fact pattern important in the context of the surrounding circumstances given that the amount was attributable to impairment losses, not our real estate operations. As previously noted, when our investors and analysts value our stock, they use an estimate of NAV, which would contemplate declines in the fair value of our real estate investments prior to the trigger that would result in the GAAP impairment charge.

•                  The noncontrolling interest allocation error was capable of precise measurement.  However, we believe a reasonable person would not likely believe that any tangible or intangible economic advantage has been transferred from our partner in the joint venture to us given that the joint venture is in the early stages of a long-term development plan and there is currently no expectation of an imminent liquidation of such venture.  Also, because the holder of the noncontrolling interest in the real estate joint venture may not require us to acquire its interest in the joint venture until March 2020 we believe the classification of it as a redeemable interest would not lead a reasonable investor to draw a different conclusion with respect to our liquidity and financial position.

•                  Whether the errors mask a change in earnings or other trends:  As noted above, our annual and quarterly net income, net income available to COPT and FFO per NAREIT may include variations resulting from impairment losses, gains on sales of properties and a loss recognized on interest rate derivatives, none of which we believe investors consider in their evaluation of our financial performance.  We believe that investors in preferred stocks of equity REITs focus primarily on the cash generating ability of the REIT to cover its preferred dividends; this is determined generally by using cash flows from operations and FFOAC reduced for recurring capital improvements.  We believe that investors in the unsecured debt instruments of REITS, lenders, rating agencies, potential tenants and vendors focus primarily on Adjusted EBITDA, interest and fixed charge coverage ratios (computed using Adjusted EBITDA) and leverage ratios such as debt to undepreciated book value.  Adjusted EBITDA is EBITDA excluding the same items from FFOAC.  We disclose FFOAC to remove any such fluctuations from FFO to present trends in our operating performance.  We do not believe that the errors mask a change in earnings or another trend, as discussed in our evaluation of the errors.

•                  Whether the errors hide a failure to meet analysts’ expectations:  As stated above, most equity REIT analysts don’t publish expectations for net earnings or EPS.  Instead, as is the case for most equity REITs, our analysts publish expectations of non-GAAP measures, primarily FFOAC and NOI.  The errors did not significantly affect FFOAC and had no effect on NOI or hide a failure to meet analysts’ expectations or cause us to meet otherwise missed targets.  The errors did not affect our ability to meet their consensus for these measures for all periods evaluated based on reported results as well as results adjusted for the errors.  Analysts also attempt to determine the Company’s NAV by applying capitalization rates to the Company’s Real Estate Net Operating Income.  As the errors had no effect on NOI or cash flow, we believe that the errors did not have any effect on NAV as estimated by analysts.

•                  Whether the errors change a loss into income or vice versa:  In each of the effected quarters and year to date results at the end of each quarter, the effect of the error did not result in an impact to the characterization of income or loss, except for the nine months ended September 30, 2012, when we reported a marginal year to date loss attributable in large part to the net effect of impairment losses and gains on sale recognized, which we do not believe investors consider in assessing the Company’s performance.  As stated above, earnings effects associated with real estate valuation changes are generally disregarded in the evaluation of operating performance because they are captured in NAV before they are included in the results of operations under GAAP.

•                  Whether the errors concern a segment that plays a significant role in the registrant’s operations:  Our segment reporting includes disclosure of the following: NOI from real estate operations (and the related components); additions to long-lived assets; transfers from non-

                        operating properties and segment assets.  The errors did not affect any of the amounts reported for our segments.

•                  Whether the errors affect compliance with regulatory requirements, loan covenants, or other contractual arrangements:  The errors did not affect compliance with any requirement.

•                  Whether the errors increase management’s compensation:  Management did not receive any annual incentive awards for 2011 performance, and the effect of the errors was known, disclosed and taken into account prior to determination of the awards for 2012 performance.  The errors had no significant impacts on the metrics used to evaluate management’s performance and, accordingly, did not affect management’s incentive compensation.

•                  Whether the errors involve concealment of an unlawful transaction:  The errors resulted solely from a misapplication of accounting guidance and did not conceal any unlawful transaction.

Materiality Conclusion for All Errors Identified in 2012

Upon completion of our evaluation of the considerations discussed above, we concluded that no prior period annual or interim financial statements were materially misstated, and that the corrections of the errors in 2012 were not material to reported GAAP and non-GAAP results for 2012 or the trend of earnings.  As discussed above, net income (loss) was only effected in 2011 and the first quarter of 2012.  However, because of the number of periods impacted by the allocation of loss to noncontrolling interests and the balance sheet reclassification that was required to correct the presentation of the noncontrolling interest account as redeemable noncontrolling interest, we concluded that, in order to promote comparability and transparency of the reported amounts, we would correct all errors through revision of our historical interim and annual financial statements as the financial statements are filed.  Disclosure of the effects of this revision on the previously filed financial statements was included in Notes 2 and 19 to the consolidated financial statements filed in our 2012 Form 10-K.  Management discussed its analyses with the Audit Committee of its Board and the Audit Committee agreed with management’s conclusions.

Reaction of investor and analyst communities to disclosures of out-of-period adjustments and revisions:

The largest of the errors (the Fourth Quarter 2011 Errors) was disclosed in a Form 10-Q/A filed on June 19, 2012 and in all subsequent periodic filings.  We completed public offerings of common and preferred shares in 2012 subsequent to our disclosure of the Fourth Quarter 2011 Errors.  Our Form 10-K for the year ended December 31, 2012 clearly disclosed the revisions and presented all periods as revised.  Subsequent to filing that Form 10-K, we completed a public offering of common shares.  We have received no questions or concerns from investors or analysts relating to the out-of-period adjustments or the revisions to prior period financial statements.  We also noted no significant or unusual movements in our stock price immediately following the disclosures of the out-of-period adjustments or the revisions.

Disclosure of Revisions in Future Filings

We intend to include disclosure regarding the revisions to amounts previously reported for the 2012 periods that is generally consistent with the disclosure presented in our 2012 Annual Report on Form 10-K in the 2013 quarterly filings on Form 10-Q in the Summary of Significant Accounting Policies section of the Notes to Consolidated Financial Statements.  We do not intend to label the revised 2012 financial statements as restated, because we believe that the intended footnotes in the 2013 Forms 10-Q and disclosures included in the 2012 Annual Report on Form

10-K provide transparency to the readers of the financial statements regarding the correction of these immaterial errors.

4.              We also note that 2011 operating revenues, operating expenses and operating income changed significantly from the 2011 10-K to the 2012 10-K. Please tell us what these changes are related to and why they were not discussed in footnote 2 as part of the revisions discussion. Also, tell us how you determined it was appropriate to not label 2011 as restated and also tell us how you determined that you didn’t have to file an Item 4.02 8-K.

COPT Response:

The changes in 2011 operating revenues, operating expenses and operating income from the amounts reported in our 2011 Form 10-K to the amounts reported in our 2012 Form 10-K were attributable to the following:

•                  the reclassification of properties to discontinued operations during 2012.  We provide disclosure regarding our discontinued operations in Note 17 to the Consolidated Financial Statements;

•                  our other reclassifications disclosed in the section of Note 2 to the Consolidated Financial Statements entitled “Reclassifications” on Page F-12 of the 2012 Form 10-K; and

•                  the revisions disclosed in the section of Note 2 to the Consolidated Financial Statements entitled “Revisions” on pages F-11 and F-12 of the 2012 Form 10-K.  The table on page F-12 of the 2012 Form 10-K reports the effect of the revisions on line items of our Consolidated Statements of Operations; of the line items included on this table, general, administrative and leasing expenses is the only line item contributing to changes in 2011 operating income from the 2011 Form 10-K to the 2012 Form 10-K.

The table below summarizes the changes in the components of 2011 operating income from the amounts reported in our 2011 Form 10-K to the amounts reported in our 2012 Form 10-K:

	Per 2011	Per 2012		Discontinued	Other
	Form 10-K	Form 10-K	Change	Operations	Reclassifications	Revisions
Revenues
Total revenues	$556,841	$512,841	$(44,000)	$(44,000)	$—	$—
Expenses
Property operating expenses	186,833	162,397	(24,436)	(16,240)	(8,196)	—
Depreciation and amortization associated with real estate operations	127,444	113,111	(14,333)	(14,333)	—	—
Construction contract and other service expenses	81,639	81,639	—		—	—
Impairment losses	127,765	83,478	(44,287)	(44,287)	—	—
General and administrative and leasing expenses	25,843	30,314	4,471	(12)	5,194	(711)
Business development expenses and land carry costs	3,195	6,122	2,927	(75)	3,002	—
Total operating expenses	552,719	477,061	(75,658)	(74,947)	—	(711)
Operating income	$4,122	$35,780	$31,658	$30,947	$—	$711

The reclassifications noted above were not corrections of errors but, rather, were changes in prior periods’ presentation made to conform to the 2012 presentation.  The reclassifications included changes in our presentation of land carrying costs and leasing and marketing costs that we believe now conforms to the most common presentation in our industry.

With regard to the revisions, as discussed above in our response to Comment #3, we concluded that no prior period financial statements were materially misstated, and that the corrections of the errors in 2012 were not material to reported results for 2012.  However, also as discussed in our response to Comment #3, we concluded that in order to promote comparability and transparency of the reported amounts, we would correct all errors through revision of our historical interim and annual financial statements as the financial statements are filed.  Disclosure of the effects of this revision on the previously filed annual financial statements was included in Note 2 to the consolidated financial statements filed in our 2012 Form 10-K.  Disclosure of the effects of the revision on previously filed interim financial statements was included in Note 19 to those financial statements.  Because the Company concluded that the impact of the errors being corrected is immaterial to previously reported financial statements, the Company has not concluded that any previously issued financial statements should no longer be relied upon.  Therefore, we determined that there was no need for us to label 2011 as restated for the correction of immaterial errors. We also concluded that because the financial statements filed in our Annual Report on Form 10-K for the year ended December 31, 2011 were not materially misstated and could still be relied upon by investors, there was no need for us to file an Item 4.02 Form 8-K.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Gregory Thor, Senior Vice President, Controller and Chief Accounting Officer, at (443) 285-5475 or you may reach me at (443) 285-5500.

Sincerely,

/s/ Stephen E. Riffee

Stephen E. Riffee
Executive Vice President and Chief Financial Officer

cc:                                Tori Lambert, Audit Partner, PricewaterhouseCoopers LLP

Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP

Gregory J. Thor, Senior Vice President, Controller and Chief Accounting Officer, Corporate Office Properties Trust